Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

VERTEX ENERGY, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES B CONVERTIBLE PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes, Vertex Energy, Inc., a corporation organized and existing under the Nevada Revised Statutes (the "Company"),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, as amended, of the Company, and pursuant to Section 78.1955 of the Nevada Revised Statutes, the Board of Directors, by unanimous written consent of all members of the Board of Directors on January 13, 2010, duly adopted a resolution providing for the issuance of a series of shares of Series B Convertible Preferred Stock, which resolution is and reads as follows:

RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors of Vertex Energy, Inc. by the provisions of the Articles of Incorporation of the Company, as amended, a series of the preferred stock, par value $0.001 per share, of the Company be, and it hereby is, established; and

FURTHER RESOLVED, that the series of preferred stock of the Company be, and it hereby is, given the distinctive designation of "Series B Convertible Preferred Stock"; and

FURTHER RESOLVED, that the Series B Convertible Preferred Stock shall consist of Two Million (2,000,000) shares; and

FURTHER RESOLVED, that the Series B Convertible Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth below (the “Designation”):

Section 1.  DESIGNATION OF SERIES; RANK.  The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Preferred Stock") and the number of shares initially constituting such series shall be up to Two Millions (2,000,000) shares.

Section 2.    DEFINITIONS.

For purposes of this Designation, the following definitions shall apply:

(a)           “Business Day” means a day in which a majority of the banks in the State of Texas in the United States of America are open for business.

(b)           "Closing Sales Price" means, for any security as of any date, the last sales price of such security on the principal trading market where such security is listed or traded as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company if Bloomberg Financial Markets is not then reporting closing sales prices of such security) (collectively, "Bloomberg"), or if the foregoing does not apply, the last reported sales price of such security on a national exchange or in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no such price is reported for such security by Bloomberg, the average of the bid prices of all market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc., in each case for such date or, if such date was not a trading day for such security, on the next preceding date that was a trading day. If the Closing Sales Price cannot be calculated for such security on any of the foregoing bases, the Closing Sales Price of such security on such date shall be the fair market value as reasonably determined by a valuation firm, with experience in the valuation of securities similar to the Company’s, chosen by the Board of Directors of the Company in its sole discretion, with the costs of such appraisal to be borne by the Company.

(c)           “Common Stock” means the Company’s $0.001 par value common stock.

(d)           “Conversion Date” means the date which is six months following the Original Issue Date.

(e)           "Distribution"  shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Preferred Stock or Common Stock payable in Common Stock), or the purchase or redemption of shares of the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Company in connection with the settlement of disputes with any shareholder, (iv) any other repurchase or redemption of capital stock of the Company approved by the holders of (a) a majority of the Common Stock and (b) a majority of the Preferred Stock of the Company voting as separate classes.

(f)            “Dividend Default” shall mean the failure of the Company to pay any Dividends when due, subject to any cure provisions described below.

(g)           “Dividend Shares” shall mean the number of shares of Common Stock issuable in connection with the Share Based Dividend Rate such that the Holder of the Preferred Stock shall receive fully paid and non-assessable Restricted Shares equal to the Share Based Dividend Rate multiplied by the total number of shares of Preferred Stock then held by such Holder.

(h)           "Dividend Rate" shall mean an annual rate equal to 12% of the Original Issue Price per share for the Series B Convertible Preferred Stock.

(i)            “Holder” shall mean the person or entity in which the Preferred Stock is registered on the books of the Company, which shall initially be the person or entity which subscribes for the Preferred Stock, and shall thereafter be permitted and legal assigns which the Company is notified of by the Holder and which the Holder has provided a valid legal opinion in connection therewith to the Company.

(j)            “Junior Stock” shall mean the Common Stock and each other class of capital stock or series of preferred stock of the Company established after the Original Issue Date, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Company.

(k)           “Liquidation Preference” shall mean equal to the Original Issue Price per share for the Series B Convertible Preferred Stock (as appropriately adjusted for any Recapitalizations).

(l)            “Original Issue Date” shall mean the date upon which the shares of Preferred Stock are first issued.

(m)          “Original Issue Price” shall mean $1.00 per share for the Series B Convertible Preferred Stock (as appropriately adjusted for any Recapitalizations).

(n)           “Quarter” shall mean the three month period ending on any calendar year quarter, including March 31, June 30, September 30 and December 31.

(o)           “Redemption Date” shall mean the date which is on the third anniversary of the Original Issue Date of any Preferred Stock.

(p)           “Senior Securities” shall mean (a) the Company’s Series A Preferred Stock, and (b) any senior debt or other security holders of the Company, including certain banks and/or institutions, which hold security interests over the Company’s assets as of the Original Issue Date, or which the Company may agree in the future to provide such first priority security interests to, which shall not require the approval and/or consent of the Series B Preferred Stock Holders.

(q)           “Trading Day” means any day on which the Common Stock is traded for any period on a national exchange or market, the Over-The-Counter Bulletin Board, the pink sheets or on the principal securities exchange or other securities market on which the Common Stock is then being traded, if any.

(r)           “Trading Price” means $2.00 per share (as adjusted to reflect any stock dividends, distributions, combinations, reclassifications and other similar transactions effected by the Company in respect to its Common Stock).

(s)           “Preferred Stock Certificates” means the certificates, as replaced from time to time, evidencing the outstanding Preferred Stock shares.

(t)           "Recapitalization" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(u)           “Restricted Shares” means shares of the Company’s Common Stock which are restricted from being transferred by the Holder thereof unless the transfer is effected in compliance with the Securities Act of 1933, as amended and applicable state securities laws (including investment suitability standards, which shares shall bear the following restrictive legend (or one substantially similar):

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or any state securities act.  The securities have been acquired for investment and may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act of 1933 and any applicable state securities act, or (ii) the corporation shall have been furnished with an opinion of counsel, satisfactory to counsel for the corporation, that registration is not required under any such acts."

SECTION 3.    DIVIDENDS.

(a)       Dividends in General. Dividends shall accrue on the Series B Convertible Preferred Stock, Quarterly in arrears, for each Quarter that such Preferred Stock is outstanding, beginning at the start of the first full Quarter following the Original Issue Date of such Preferred Stock (the “Dividend Accrual Start Date”), based on the Original Issue Price, at the Dividend Rate, until such dividends are paid in full as provided below (“Dividends”).

(b)       Payment of Dividends. The Company shall pay the Holder of the Preferred Stock the accrued Dividends in cash Quarterly in arrears for each Quarter that the Preferred Stock remains outstanding starting on the Dividend Accrual Start Date. The Dividends shall be payable to the Holder of the Preferred Stock within ten (10) Business Days of the end of each Quarter (beginning at the end of the Quarter following the Dividend Accrual Start Date) that the Preferred Stock remains outstanding.

(c)         Dividend Default. In the event a Dividend Default should occur in respect to the Dividends due to Holder, any unpaid Dividends shall accrue additional interest at the rate of 18% per annum until such Dividend Default is cured by the Company.

  (d)         Additional Dividend Policies.

(i)           In any calendar year, the Holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and only if declared by the Board of Directors, out of any assets at the time legally available therefor, payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Company in such calendar year. No Distributions shall be made with respect to the Common Stock until all declared Dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders.

(ii)          Non-Cash Distributions.  Whenever a Distribution provided for in this Section 3 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(iii)         Other Distributions.  Subject to the terms of this Certificate of Designations, and to the fullest extent permitted by the Nevada Revised Statutes, the Company shall be expressly permitted to redeem, repurchase or make distributions on the shares of its capital stock in all circumstances other than where doing so would cause the Company to be unable to pay its debts as they become due in the usual course of business.

SECTION 4.  LIQUIDATION PREFERENCE

(a)                      Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the Holders of the Junior Stock by reason of their ownership of such stock, but not prior to any holders of the Company’s Senior Securities, which holders shall have priority to the distribution of any assets of the Company, an amount per share for each share of Preferred Stock held by them  equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid Dividends (if any) on such shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the Holders of the Preferred Stock are insufficient to permit the payment to such Holders of the full amounts specified in this Section 4(a), subsequent to the payment to the Senior Securities then the entire remaining assets of the Company following the payment to the Senior Securities legally available for distribution shall be distributed with equal priority and pro rata among the Holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 4(a).

(b)                      Remaining Assets. After the payment to the Holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Company legally available for distribution by the Company shall be distributed with equal priority and pro rata among the Holders of the Junior Stock in proportion to the number of shares of Junior Stock, and the terms of such Junior Stock, held by them.

(c)                      Valuation of Non-Cash Consideration.     If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors. In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

SECTION 5.  CONVERSION RIGHTS.

The Preferred Stock shall be convertible into Common Stock as follows (the "Conversion Rights"):

(a)                      Holder’s Right to Convert.

(i)           Each share of Preferred Stock shall be convertible, at the option of the Holder thereof, with five (5) Business Days written notice to the Company (a “Notice of Conversion“), at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price.  The Holder may convert any or all of the Preferred Stock shares which he, she or it owns from time to time, pursuant to and in compliance with the restrictions on conversion set forth herein, and Holder shall not be required to fully convert the Preferred Stock which he, she or it holds at any one time (an "Optional Conversion").

(ii)           Mechanics of Conversion.   In order to effect an Optional Conversion, a Holder shall: (i) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Company (Attention: Corporate Secretary) and (ii) surrender or cause to be surrendered the original Preferred Stock Certificates being converted, duly endorsed, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Company which the Holder desires to convert. Upon receipt by the Company of a facsimile copy of a Notice of Conversion from a Holder, the Company shall promptly send, via facsimile, a confirmation to such Holder stating that the Notice of Conversion has been received, the date upon which the Company expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Company regarding the conversion and/or any deficiencies that exist in connection with such Notice of Conversion. The Company shall not be obligated to issue shares of Common Stock upon a conversion unless the Preferred Stock Certificates converted are delivered to the Company as provided above.  In the event the Holder has lost or misplaced the certificates evidencing the Preferred Stock, the Holder shall be required to provide the Company’s Transfer Agent with whatever documentation and fees the Transfer Agent may require to re-issue the Preferred Stock Certificates and shall be required to provide such re-issued Preferred Stock Certificates to the Company.  Unless the Notice of Conversion provided by the Holder includes a valid opinion from an attorney stating that such shares of Common Stock issuable in connection with the Notice of Conversion can be issued free of restrictive legend, which shall be determined by the Company in its sole discretion, such shares shall be issued as Restricted Shares.

(iii)           Surrender of Certificate Upon Optional Conversion.  Notwithstanding the foregoing, upon an Optional Conversion, the Company will promptly issue and deliver the Holder a new Preferred Stock Certificate, registered in the name of Holder, representing in the aggregate the remaining unconverted Preferred Stock held by the Holder remaining from the Preferred Stock Certificate converted, if any.

(iv)           Delivery of Common Stock Upon Optional Conversion.   Upon the surrender of Preferred Stock Certificates accompanied by a Notice of Conversion, the Company (itself, or through its transfer agent) shall, no later than the fifth (5th) Business Day following the date of such surrender (the "Delivery Period"), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the Holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock being converted and (y) a certificate representing the number of shares of Preferred Stock not being converted, if any.

(v)           Failure to Provide Preferred Stock Certificates.  In the event the Holder provides the Company with a Notice of Conversion, but fails to provide the Company with the Preferred Stock Certificates subject to the Optional Conversion within ten (10) Business Days of the date the Notice of Conversion is received by the Company, the Notice of Conversion shall be considered void and the Company shall not be required to comply with such Notice of Conversion.  Provided that if the Notice of Conversion only relates to the conversion of accrued Dividends, the Holder shall not be required to provide the Company the Preferred Stock Certificates.

(b)                      Mandatory Conversion.

(i)           Each share of Preferred Stock, shall automatically and without any required action by any Holder, be converted into that number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price for the Preferred Stock by the Conversion Price, at such time, if ever, as the Closing Sales Price of the Company’s Common Stock is equal to at least the Trading Price for a period of ten (10) consecutive Trading Days, provided that the Conversion Date has past (a “Mandatory Conversion” and together with an Optional Conversion, a “Conversion”).

(ii)           Following a Mandatory Conversion, the Company shall within three (3) Business Days, notify each Holder that a Mandatory Conversion has occurred, at the address of each Holder which the Company then has on record (a “Mandatory Conversion Notice”), provided that the Company is not required to receive any confirmation that such Mandatory Conversion Notice was received by Holder, but instead assuming such Mandatory Conversion Notice was sent to the address which the Company then has on record for such Holder, the Mandatory Conversion Notice shall be treated as received by the Holder for all purposes on the third (3rd) Business Day following the date such notice was sent by the Company (the “Mandatory Conversion Notice Reception Date”).  Within ten (10) Business Days following the Mandatory Conversion Notice Reception Date, the Company shall pay each Holder the total amount of accrued and unpaid Dividends on such Preferred Stock, if any (the “Mandatory Conversion Dividends”), and issue to each Holder all shares of Common Stock which such Holder is due in connection with the Mandatory Conversion (the “Mandatory Conversion Shares”) and promptly deliver such Mandatory Conversion Shares to the address of Holder which the Company then has on record (“Delivery”).  The Mandatory Conversion Shares issuable in connection with a Mandatory Conversion shall be fully-paid, non-assessable shares of Common Stock.  Unless the Holder provides a valid opinion from an attorney stating that such Mandatory Conversion Shares can be issued free of restrictive legend, which shall be determined by the Company in its sole discretion, prior to the issuance date of such Mandatory Conversion Shares, such Mandatory Conversion Shares shall be issued as Restricted Shares.

(iii)           The issuance and Delivery by the Company of the Mandatory Conversion Shares shall fully discharge the Company from any and all further obligations under the Preferred Stock and shall automatically, and without any required action by the Company or the Holder, result in the cancellation, termination and invalidation of any outstanding Preferred Stock and Preferred Stock Certificates held by Holder or his, her or its assigns and shall upon the payment of the Mandatory Conversion Dividends, fully discharge any and all requirement for the Company to pay such Dividends, which Preferred Stock shall cease accruing Dividends upon a Mandatory Conversion.

(iv)           The Company and/or the Company’s Transfer Agent shall be authorized to take whatever action necessary, if any, following the issuance and Delivery of the Mandatory Conversion Shares to reflect the cancellation of the Preferred Stock subject to the Mandatory Conversion, which shall not require the approval and/or consent of any Holder, and provided that by agreeing to the terms and conditions of this Designation and the acceptance of the Preferred Stock, each Holder hereby agrees to release the Company and the Company’s Transfer Agent from any and all liability whatsoever in connection with the cancellation of the Preferred Stock following a Mandatory Conversion, regardless of the return to the Company or the Transfer Agent of any certificates representing such Preferred Stock, which as stated above, shall be automatically cancelled upon the issuance of such Mandatory Conversion Shares (a “Cancellation”).

(v)            Notwithstanding the above, each Holder, by accepting such Preferred Stock Certificates hereby covenants that it will, whenever and as reasonably requested by the Company and the Transfer Agent, at its sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Company or the Transfer Agent may reasonably require in order to complete, insure and perfect the Cancellation, if such may be reasonably required by the Company and/or the Company’s Transfer Agent.

(vi)           In the event that the Delivery of any Mandatory Conversion Shares is unsuccessful and/or any Holder fails to accept such Mandatory Conversion Shares, such Mandatory Conversion Shares shall be held by the Company and/or the Transfer Agent in trust and shall be released to such Holder upon reasonable evidence to the Company or the Transfer Agent that such Holder is the legal owner of such Mandatory Conversion Shares, provided that the Holder’s failure to accept such Mandatory Conversion Shares and/or the Company’s inability to Deliver such shares shall in no event effect the validity of the Cancellation.

(vii)          The Company’s Mandatory Conversion Right shall supersede and take priority over the Holder’s Optional Conversion Right in the event that there are any conflicts between such rights.

(c)           Conversion Price.  The “Conversion Price” per share of each series of Preferred Stock in connection with a Conversion shall initially be the Original Issue Price of such Preferred Stock and shall be subject to adjustment as provided herein.

(d)           Taxes.  The Company shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon conversion in a name other than that in which the shares of the Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax, or has established, to the satisfaction of the Company, that such tax has been paid.  The Company shall withhold from any Dividends and/or any payment due whatsoever in connection with the Preferred Stock any and all required withholdings and/or taxes the Company, in its sole discretion deems reasonable or necessary, absent a opinion from Holder’s accountant or legal counsel, acceptable to the Company in its sole determination, that such withholdings and/or taxes are not required to be withheld by the Company.

(e)            Fractional Shares.  If any conversion of Preferred Stock or accrued Dividends would result in the issuance of a fractional share of Common Stock (aggregating all shares of Preferred Stock being converted pursuant to a Conversion), such fractional share shall be payable in cash based upon the Closing Sales Price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be the next lower whole number of shares.  If the Company elects not to, or is unable to, make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(f)            Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, without a corresponding subdivision of the Preferred Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted.    In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, without a corresponding combination of the Preferred Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately adjusted.

(g)            Adjustments for Subdivisions or Combinations of Preferred Stock.   In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price, Trading Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted as necessary. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price, Trading Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately adjusted as necessary.  Provided however that the result of any concurrent adjustment in the Common Stock (as provided under Section 5(f)) and Preferred Stock (as provided under Section 5(g)) shall only be to affect the Dividend Rate, Original Issue Price, Trading Price and Liquidation Preference once.

(h)           Adjustments for Reclassification, Exchange and Substitution. Subject to Section 4 above ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each Holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a Holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(i)            No Impairment. The Company will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 5(i) shall prohibit the Company from amending its Certificate of Incorporation with the requisite consent of its shareholders and the Board of Directors.

(j)            Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any Holder of Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(k)           Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series, voting separately as a class. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(l)           Notices of Record Date. In the event that this Company shall propose at any time:

(i)  to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)  to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)  to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Company;

then, in connection with each such event, this Company shall send to the holders of the Preferred Stock at least 10 Business Days' prior written notice of a record date for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such Holder as shown on the books of the Company and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a majority of the Preferred Stock, voting together as a single class.

(m)           Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will within a reasonable time period make a good faith effort to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)           Effect of Conversion.  On the date of any Conversion, all rights of any Holder with respect to the shares of the Preferred Stock so converted, including the rights, if any, to receive distributions of the Company’s assets (including, but not limited to, the Liquidation Preference) or notices from the Company, will terminate, except only for the rights of any such Holder to receive certificates (if applicable) for the number of shares of Common Stock into which such shares of the Preferred Stock have been converted.

SECTION 6.    VOTING.  The Preferred Stock shall have no voting rights and shall have no right to vote on any shareholder matters (other than as expressly stated below under Section 8).

SECTION 7.  MANDATORY REDEMPTION.

(a)           Redemption.  The Company shall redeem any and all outstanding shares of Preferred Stock which have not been Converted into Common Stock (as provided above) or otherwise cancelled, on the applicable Redemption Date, by paying the Holder thereof any accrued and unpaid Dividends and a cash payment equal to the Original Issue Price multiplied by the number of shares of Preferred Stock held of record by such Holder (the “Redemption Amount”, each a “Redemption” and the “Redemption Delivery”).

(b)           Effect of Redemption.  The Preferred Stock subject to the Redemption shall cease accruing any Dividends and shall have all Conversion rights immediately terminate effective as of the Redemption Date. The payment by the Company to the Holder (at such Holder’s address of record) of the Redemption Amount in connection with a Redemption, and effective as of the Redemption Date, shall fully discharge the Company from any and all further obligations under the Preferred Stock and shall automatically, and without any required action by the Company or the Holder (including the requirement that the Holder provide the Company or the Company’s transfer agent the Preferred Stock Certificates), result in the cancellation, termination and invalidation of any outstanding Preferred Stock and Preferred Stock Certificates held by Holder or his, her or its assigns.

(c)           Redemption Payment Timing. The Company shall be required to pay the Redemption Amount to the Holder within ten (10) Business Days of the Redemption Date (the “Redemption Payment Date”).

(d)           Further Actions Following Redemption.  The Company and/or the Company’s Transfer Agent shall be authorized to take whatever action necessary, if any, following the payment of the Redemption Amount, to reflect the cancellation of the Preferred Stock subject to the Redemption, which shall not require the approval and/or consent of any Holder, and provided that by agreeing to the terms and conditions of this Designation and the acceptance of the Preferred Stock, each Holder hereby agrees to release the Company and the Company’s Transfer Agent from any and all liability whatsoever in connection with the cancellation of the Preferred Stock following a Redemption, regardless of the return to the Company or the Transfer Agent of any certificates representing such Preferred Stock, which as stated above, shall be automatically cancelled upon the payment of the Redemption Amount (a “Redemption Cancellation”).

(e)           Further Redemption Assurances.  Notwithstanding the above, each Holder, by accepting such Preferred Stock Certificates hereby covenants that it will, whenever and as reasonably requested by the Company and the Transfer Agent, at its sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Company or the Transfer Agent may reasonably require in order to complete, insure and perfect a Redemption Cancellation, if such may be reasonably required by the Company and/or the Company’s Transfer Agent.

(f)           Additional Redemption Procedures.  In the event that any Redemption Delivery is unsuccessful, such Redemption Amount shall be held by the Company in trust and such Redemption Amount shall be released to such Holder upon reasonable evidence to the Company or the Transfer Agent that such Holder is the legal owner of such Redemption Amount, provided that the Holder’s failure to accept such Redemption Amount and/or the Company’s inability to affect a Redemption Delivery shall in no event effect the validity of the Redemption Cancellation.  Furthermore, the Holder shall be due no interest on the Redemption Amount while being held by the Company in trust and any and all interest, if any, which shall accrue on such amount shall be the sole property of the Company.

   SECTION 8.  PROTECTIVE PROVISIONS.

Subject to the rights of series of Preferred Stock which may from time to time come into existence, so long as any shares of Series B Convertible Preferred Stock are outstanding, this Company shall not without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a class:

(a)           Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Convertible Preferred Stock;

(b)           Effect an exchange, reclassification, or cancellation of all or a part of the Series B Convertible Preferred Stock, but excluding a stock split or reverse stock split of the Company’s Common Stock or Preferred Stock;

(c)           Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series B Convertible Preferred Stock; or

(d)           Alter or change the rights, preferences or privileges of the shares of Series B Convertible Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in this Designation.

For clarification, issuances of additional authorized shares of Series B Preferred under the terms herein, shall not require the authorization or approval of the existing shareholders of Preferred Stock.

PROVIDED, HOWEVER, that the Company may, by any means authorized by law and without any vote of the Holders of shares of the Preferred Stock, make technical, corrective, administrative or similar changes in this Statement of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the Holders of shares of the Preferred Stock.  The Company may also designate and issue additional series of preferred stock from time to time in the sole discretion of the Company’s Board of Directors, which such rights, privileges, preferences and limitations shall be determined by the Company’s Board of Directors in its sole discretion, and which designations and issuances shall not require the approval of the holders of the Preferred Stock.

SECTION 9.  PREEMPTIVE RIGHTS. Holders of Preferred Stock and holders of Common Stock shall not be entitled to any preemptive, subscription or similar rights in respect to any securities of the Company, except as specifically set forth herein or in any other document agreed to by the Company.

SECTION 10.  REPORTS. The Company shall mail to all holders of Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock.

SECTION 11. NOTICES. In addition to any other means of notice provided by law or in the Company's Bylaws, any notice required by the provisions of this Designation to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each Holder of record at such Holder's address appearing on the books of the Company.

SECTION 12. MISCELLANEOUS.

(a)           The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b)           Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy.  If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c)           Except as may otherwise be required by law, the shares of the Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

[Remainder of page left intentionally blank.  Signature page follows.]

IN WITNESS WHEREOF, the Company has caused this statement to be duly executed by its Chief Executive Officer this 14th day of January 2010.

VERTEX ENERGY, INC.

/s/ Benjamin P. Cowart
Benjamin P. Cowart,
Chief Executive Officer